XX

AB 4/8/03

03015750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8- 51564~~

8-53476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAH, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1400
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel P. Son 214-765-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

SEC MAIL RECEIVED APR 02 2003

2121 San Jacinto, 15th Floor (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP 4-14

OATH OR AFFIRMATION

I, Daniel P. Son swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAH, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Yolanda M. Pritchard
Notary Public, State of Texas
My Commission Expires
SEPTEMBER 23, 2004

Signature

President

Title

Yolanda M. Pritchard

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION

December 31, 2002

SAH, INC.

(Non-Confidential Pursuant to Rule 17a-5(e)(3))

1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201

Daniel P. Son
President
SAH, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SAH, Inc.

Audited Consolidated Statement of Financial Condition
and Supplemental Information

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
SAH, Inc.

We have audited the accompanying consolidated statement of financial condition of SAH, Inc. (the Company), a wholly owned subsidiary of SAI Holdings, Inc., as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of SAH, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic consolidated statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated statement of financial condition taken as a whole.

Ernst + Young LLP

Dallas, Texas
March 24, 2003

0304-0413250

SAH, Inc.

Consolidated Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 15,031,404
Cash and securities segregated under federal and other regulations	70,023,155
Securities purchased under agreements to resell segregated under federal and other regulations	274,420,000
Receivable from broker-dealers and clearing organizations	29,959,297
Receivable from customers and noncustomers, net of allowance of $11,258,838	245,412,471
Receivable from correspondents	20,839,352
Securities borrowed	141,502,400
Securities owned, at market value	6,962,491
Deposits with clearing organizations	32,810,589
Loans receivable from correspondents, net of allowance of $2,440,162	1,783,994
Property and equipment, less accumulated depreciation of $9,574,098	6,015,599
Other assets	1,739,973
Total assets	$ 846,500,725
Liabilities and Stockholder's Equity	
Payable to broker-dealers and clearing organizations	$ 9,270,683
Payable to customers and noncustomers	483,655,824
Payable to correspondents	39,581,570
Securities loaned	185,303,640
Firm loans payable to banks	30,006,296
Customer loans payable to banks	50,382,000
Accounts payable, accrued expenses and other liabilities	16,139,542
Total liabilities	814,339,555
Stockholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	54,525,590
Accumulated deficit	(542,165)
Due from affiliate	(21,823,255)
Total stockholder's equity	32,161,170
Total liabilities and stockholder's equity	$ 846,500,725

See accompanying notes.

SAH, Inc.

Notes to Consolidated Financial Statements

December 31, 2002

1. Organization and Nature of Business

SAH, Inc. (SAH) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Chicago Stock Exchange. SAH was incorporated on July 26, 2001 and commenced operations on September 1, 2001.

Penson Financial Services, Inc. (PFSI) is a broker-dealer registered with the SEC and a member of the National Association of Securities Dealers, Inc. (NASD), and is licensed to do business in all fifty states of the United States of America. PFSI provides securities clearing services in an agency capacity including integrated trade execution, clearing and custody services, trade settlement, customer account processing and customized data processing services. PFSI also participates in margin lending practices, securities lending and borrowing transactions.

SAH is a wholly owned subsidiary of SAI Holdings, Inc. (SAI) which in turn is a wholly owned subsidiary of Penson Worldwide, Inc. (PWW).

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the consolidated accounts of SAH and PFSI (collectively, the Company). All intercompany balances and transactions have been eliminated.

Securities Transactions

Proprietary securities transactions are recorded at market value on a trade-date basis. Customer securities transactions are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition. All such pending transactions settled after December 31, 2002 without material adverse effect on the Company's financial condition.

2. Summary of Significant Accounting Policies (continued)

Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives in the form of cash an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

In the normal course of business, the Company has securities on margin and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2002, the Company obtained and had available securities with a fair value of approximately $395,270,000 on such terms, of which approximately $258,161,000 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

Taxation

The Company utilizes FASB Statement No. 109, *Accounting for Income Taxes,* to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related future tax benefit.

The Company is included in the consolidated federal and state tax returns filed by PWW. The Company calculated its tax benefit on a stand-alone basis, at the maximum federal rate of 35%. PWW is able to utilize this tax benefit as the consolidated entity.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost and consist primarily of purchased software of $8,189,268 and furniture and equipment of $7,400,429. Depreciation and amortization is generally provided on a straight-line basis using estimated useful lives of three to five years.

Cash Equivalents

The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the consolidated statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Loans Receivable from Correspondents

Loans receivable from correspondents represents unsecured or partially secured loans made by the Company to correspondents or to companies related to correspondents. Some of these loans receivable are a result of the terms of litigation settlements. In accordance with the loan agreements, the Company generally collects the payment on the loans through withholding correspondent commissions payable. In determining the collectibility of these loans, management of the Company has considered the correspondents deposits held under standard correspondent clearing agreements and assets pledged as collateral for these loans.

In accordance with the loan agreements, these loans accrue interest at variable rates. The loans are payable in installments as defined in the loan agreements.

2. Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts that represents amounts, in the judgment of management, necessary to adequately absorb losses from and inherent risks in outstanding receivables from customers and correspondents. Provisions made to this allowance are charged to operations based on anticipated recoverability. The allowance at December 31, 2002 was approximately $13,699,000. Of this amount, approximately $9,020,000 was related to one correspondent.

Purchased Software

The Company expenses or capitalizes, as appropriate, purchased software in accordance with the Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed." All qualifying costs of developing or obtaining internal-use software incurred during the application development stage are capitalized. Costs incurred during the preliminary project stage, post-implementation stage and operation stage are expensed as incurred. Capitalized costs are amortized over the expected service life of the related software, generally three to five years, and are included in property and equipment on the statement of financial condition. The Company assesses the recoverability of these costs by determining whether the amortization of the capitalized costs over the remaining life of the projects can be recovered through undiscounted future operating cash flows. As of December 31, 2002, the Company had unamortized computer software costs of approximately $2,932,000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Segregated Assets

Cash and securities segregated under federal and other regulations and securities purchased under agreements to resell segregated under federal and other regulations of approximately $355,342,010 were required to be segregated in special reserve bank accounts as of January 3, 2003 for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2002 approximately $340,537,000 was segregated. An additional deposit of approximately $25,000,000 was made on January 3, 2003 to satisfy this requirement.

4. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 9,798,911	$ 5,502,047
Receivable from/payable to clearing organizations	20,160,386	3,768,636
	$ 29,959,297	$ 9,270,683

5. Receivable from Customers and Noncustomers

Accounts receivable from customers and noncustomers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin loans made to customers. Such collateral is not reflected on the consolidated statement of financial condition.

6. Securities Owned

Securities owned consist of equity investments made in privately held organizations, publicly traded equities, government securities as well as investments in certificates of deposit, each with an original maturity of greater than 90 days as follows:

	Market Value
Private equity investments	$ 26,343
Publicly traded equities	532,954
Government securities	1,997,180
Certificates of deposit	4,406,014
Total	$ 6,962,491

7. Payable to Banks

As of December 31, 2002, the Company's short-term bank loans consist of five lines of credit. Three of the lines of credit permit the Company to borrow in aggregate up to $100,000,000 of which $71,112,000 was outstanding at December 31, 2002. The fourth and fifth lines of credit have no stated borrowing capacity. These lines of credit have no stated expiration dates.

The Company had a total of $80,388,296 outstanding at December 31, 2002, under its five existing lines of credit recorded in firm loans payable to banks and customer loans payable to banks in the statement of financial condition. Borrowings under these agreements bear interest at a rate that varies with the federal funds rate, which approximated 2.0% at December 31, 2002. They are secured by customers' securities on margin and noncustomer securities, and are repayable on demand.

8. Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

8. Taxes (continued)

Deferred income taxes consisted of the following:

Deferred tax liabilities:		
Fixed assets	$	(164,178)
Prepaid assets		(50,743)
Total deferred tax liabilities		(214,921)
Deferred tax asset:		
Bad debt reserve		5,116,290
Total deferred tax asset, net	$	4,901,369

The Company is included in the consolidated federal and state tax returns filed by PWW. Therefore, the deferred tax asset is included in due from affiliate as of December 31, 2002. No valuation allowance at December 31, 2002 is necessary to reduce the deferred tax asset as it will more likely than not be realized by PWW.

9. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to the customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or to reduce positions when necessary.

9. Financial Instruments with Off-Balance-Sheet Risk (continued)

Securities purchased under agreements to resell are collateralized by U.S. Government or U.S. Government-guaranteed securities. The Company generally has such securities deposited in an account designated for the exclusive benefit of the Company's customers. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying contract amount. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the contract amount of the receivable. At December 31, 2002, the Company holds approximately $271,955,000 in U.S. Treasuries as collateral, which guarantees performance by the counterparties with regard to the reverse repurchase agreements.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company has the contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. In the event the customer or introducing broker does not perform, the Company is at risk of loss.

10. Transactions with Related Parties

The Company pays SAI a management fee that is negotiated between the Company and SAI. At December 31, 2002, approximately $145,000 in management fees is included in accounts payable, accrued expenses and other liabilities.

Included in receivable from correspondents is approximately $14,300,000 of receivables from Service Asset Management Company (SAMCO), an entity affiliated through common ownership, for inventory financed by the Company. These receivables are fully collateralized by various government and corporate securities. Included in payable to broker-dealers and clearing organizations are payables of approximately $3,095,000 to SAMCO and their related entities.

During the year, the Company purchased approximately $1,871,000 of property and equipment from SAMCO at net book value.

10. Transactions with Related Parties (continued)

At December 31, 2002, the Company had a receivable of $21,920,538 from SAI for payments made by the Company on behalf of SAI to support the operations of SAI and its affiliated companies. The balance is non-interest bearing and has no fixed terms of repayment. SAI does not have operations and its ability to repay this receivable is dependent upon the Company being able to pay dividends. This amount is recorded as contra-equity in the consolidated statement of financial condition. This balance was reduced by $4,125,000 subsequent to December 31, 2002 (see Note 16).

Included in due from affiliate of $21,920,538 are notes receivable with an estimated fair value of approximately $2,724,000 (principal amount of $3,424,433) from one of PFSI's correspondents. SAI subsequently transferred these notes to another subsidiary which forgave the indebtedness to the correspondent in exchange for rights to certain technology owned by that correspondent.

11. Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

12. Commitments and Contingencies

The Company leases furniture and equipment under a capital lease and leases office space and certain other furniture and equipment under operating leases.

12. Commitments and Contingencies (continued)

Minimum noncancelable lease payments required under operating and capital leases for the years subsequent to December 31, 2002, are as follows:

	Capital Leases	Operating Leases
2003	$ 534,840	$ 1,743,709
2004	534,840	1,775,187
2005	178,280	1,352,237
2006	–	1,142,418
2007 and thereafter	–	2,187,506
Total	$ 1,247,960	$ 8,201,057

During 2002, the Company entered into a sale-leaseback transaction accounted for as a capital lease. At December 31, 2002, $1,117,966 of property and equipment is covered under this capital lease. The obligation related to assets recorded under the capital lease totals $1,134,284, which is included in accounts payable, accrued expenses, and other liabilities.

During 2002, the Company entered into two sale-leaseback transactions accounted for as operating leases for 30 and 36 months respectively, generating proceeds of $1,562,694 for a like amount of furniture and equipment that was sold at net book value. At December 31, 2002, the Company is obligated for $1,484,111 in future minimum lease payments in connection with these sale-leaseback transactions.

The Company is named in various legal matters arising in the ordinary course of business. Management does not believe the resolutions of these matters will have a material impact on the Company's financial condition.

13. Net Capital Requirements for SAH

SAH is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2002, SAH had net capital of $251,677, which was $151,677 in excess of its required net capital of 100,000.

14. Net Capital Requirements for PFSI and Amounts Segregated Under Federal and Other Regulations

PFSI is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that PFSI maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2002, PFSI had net capital of $21,091,286 and was $14,719,531 in excess of its required net capital of $6,371,755.

As a clearing broker-dealer, PFSI has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB Calculation), as defined. The PAIB calculation is completed in order for each correspondent firm that uses PFSI as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2002, PFSI had a reserve requirement of approximately $19,179,000 as a result of the PAIB calculation. At December 31, 2002, PFSI had a reserve deposit of $6,556,605 in cash and securities purchased under agreements to resell included in cash and securities segregated under federal and other regulations and securities purchased under agreements to resell segregated under federal and other regulations on the statement of financial condition and added $18,000,000 in cash and securities purchased under agreements to resell on January 2, 2003.

15. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary:

Total assets	$ 846,403,443
Stockholder's equity	31,812,210

All assets and liabilities of the Company are included in the consolidated statement of financial condition. Only the assets and liabilities of SAH are included in the computation of regulatory net capital because the assets of PFSI are not readily available and SAH has not guaranteed the liabilities of PFSI.

16. Subsequent Events

On January 31, 2003, PWW acquired all of the outstanding common stock of SAMCO Holdings, Inc. On February 3, 2003, all of the common stock of SAMCO, an introducing broker-dealer wholly owned by SAMCO Holdings, Inc., was distributed to the Company and subsequently merged into a single member limited liability company owned by the Company. The operations, assets and certain liabilities of SAMCO were transferred to the Company and the limited liability company was distributed to PWW. Book value of SAMCO was approximately $4,125,000 at that date.

For the year ended December 31, 2002, one correspondent accounted for approximately 10% of the Company's total revenues.

In January 2003, a correspondent that accounted for approximately 10% of the Company's revenues for the year ended December 31, 2002 terminated its relationship with the Company.

Supplemental Information

SAH, Inc.

Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net Capital	
Total stockholder's equity	$ 32,161,170
Deductions and/or charges:	
Total equity of PFSI (Note 16)	31,812,210
Other assets	97,283
Net capital	$ 251,677
Computation of Basic Net Capital Requirement	
Total aggregate indebtedness (excluding PFSI)	$ 97,283
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 6,485
Minimum dollar net capital requirement of reporting broker-dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 151,677
Excess net capital at 1000% (net capital minus 10% of total aggregate indebtedness)	$ 241,949
Ratio: Aggregate indebtedness to net capital	0.39:1

Note to Schedule

There is no material difference between the above computation of net capital and the corresponding computation submitted by SAH in Part II of the unaudited form X-17A-5 as of December 31, 2002, as amended on March 24, 2003.